SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                       Desarrollos Eolicos El Aguila, S.A.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


The Commission is requested to mail copies of all communications relating to this Notification to:


David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Ohio 45202                                              25AT2 Cincinnati
Cincinnati                                              Ohio 45202
                                                        Cincinnati





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     Cinergy Corp. ("Cinergy"),  a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Desarrollos Eolicos El Aguila, S.A., a corporation organized under the laws of Spain, that Desarrollos Eolicos El Aguila, S.A. is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Desarrollos Eolicos el Aguila, S.A. ("Desaguila"), a company incorporated in Spain, and its business address is Avenida Academia General Militar n(0) 52, Zaragoza, Aragon, Spain.

     Desaguila is constructing 19.5 megawatts of electric wind generation assets in Spain. Desaguila's electric assets are located in northeastern Spain and around Pedrola, Aragon, Spain, and will supply electricity to Electricas Reunidas de Zaragoza, S.A. (ERZ), a local utility company in Spain (Endesa's affiliate).

     Desaguila has an authorized share capital of 11.300.000 Spanish Pesetas, of which 1.130 shares, with a par value per share of 10,000 Pesetas, are issued and outstanding. Cinergy 2, B.V., a company incorporated in The Netherlands, and a wholly-owned subsidiary of Cinergy Global Power, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 130 shares (i.e., 11.5% of the issued share capital of Desaguila). Financiera Agroganadera, S.A. (a company incorporated in Spain) owns 510 shares of the shares in issue, representing 45.13% of the issued share capital of Desaguila. And Valle del Ebro Ingenieria y Consultoria, S.L. (Veinco) owns 490 shares in issue, representing 43.37 % of the issued share capital of Desaguila.

Save for those persons referred to above Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of Desaguila.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of
Desaguila: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Desaguila, nor is any such investment or contractual relationship contemplated.



                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                            CINERGY CORP.

                                            By: /s/Lisa Gamblin
                                                Vice President & Treasurer

Dated:  January 9, 2001